UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
(Name of Registrant as Specified in Its Charter)

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

L & B REAL ESTATE OPPORTUNITY FUND, LP

LAND & BUILDINGS GP LP

L&B OPPORTUNITY FUND, LLC

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

JONATHAN LITT

COREY LORINSKY

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

***REVISED PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

Apartment Investment and Management Company

SOLICITATION STATEMENT

TO REQUEST A SPECIAL MEETING OF STOCKHOLDERS
BY

Land & buildings capital growth fund, lp

IMPORTANT

Land & Buildings Capital Growth Fund, LP (“L&B Capital”) and the other participants in this solicitation (collectively, “Land & Buildings”, “OUR” or “we”), ARE SIGNIFICANT STOCKHOLDERS OF Apartment Investment and Management Company, a maryland corporation (the “Company”, “AIMCO” or “aiv”). WE BELIEVE STOCKHOLDERS DESERVE TO HAVE A FORUM FOR EXPRESSING THEIR VIEWS ON THE COMPANY’S PROPOSED PLAN to separate its business into two, separate and distinct, publicly traded companies, Apartment Income REIT (“AIR”) and Aimco, through a reverse spin-off. WE ARE THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO DISCUSS THIS EXTREMELY IMPORTANT ISSUE. WE ARE CONCERNED THAT THE PROPOSED SPIN-OFF MAY NOT BE THE BEST ALTERNATIVE TO MAXIMIZE VALUE AND, WITHOUT A MEETING, SUCH TRANSACTION MAY BE COMPLETED WITHOUT STOCKHOLDER SUPPORT. IT IS IMPORTANT TO NOTE THAT WHILE THE RESOLUTION FOR WHICH WE WOULD SEEK STOCKHOLDER APPROVAL AT THE SPECIAL MEETING, IF IT IS CALLED, IS NON-BINDING IN NATURE, WE NEVERTHELESS BELIEVE THE SPECIAL MEETING IS NECESSARY FOR PROVIDING AN OPPORTUNITY FOR STOCKHOLDERS TO VOICE THEIR CONCERNS ON THE PROPOSED SPIN-OFF BEFORE IT IS TOO LATE.

AT THIS TIME, WE ARE ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL A SPECIAL MEETING OF STOCKHOLDERS. AS DESCRIBED MORE FULLY BELOW, IN ORDER TO CALL A SPECIAL MEETING, WE ARE REQUIRED TO DELIVER WRITTEN REQUESTS FROM THE HOLDERS OF AT LEAST TWENTY-FIVE PERCENT (25%) OF THE COMPANY’S OUTSTANDING SHARES, INCLUDING OUR OWN. ONCE THE SPECIAL MEETING HAS BEEN CALLED, WE WILL THEN SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS DESCRIBED BELOW.

PLEASE JOIN US IN REQUESTING THAT AIMCO CALL A SPECIAL MEETING AND SHOW THE BOARD THAT STOCKHOLDERS WANT TO HAVE THEIR VOICES HEARD BEFORE A SPIN-OFF IS COMPLETED.

This Solicitation Statement and the accompanying GOLD request card are first being mailed to stockholders on or about [ ], 2020. Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed postage-paid envelope), to Land & Buildings’ solicitation agent, Innisfree M&A Incorporated (“Innisfree”), as set forth below.

Why You Were Sent the Solicitation Statement

Land & Buildings beneficially owns in the aggregate 2,154,984 shares of the Company’s Class A Common Stock, $0.01 par value per share (the “Common Stock”), representing approximately 1.4% of the Company’s outstanding shares of Common Stock.

On September 14, 2020, the Company announced its plan to separate its business into two, separate and distinct, publicly traded companies, AIR and Aimco, through a taxable reverse spin-off. According to the Company, the proposed spin-off will not require stockholder approval and is expected to close in December 2020. It therefore appears that the Company intends to complete the spin-off several months before the Company’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”), which is typically held in late April. We are seeking to call the special meeting to give stockholders a platform for potentially influencing management and the Board of Directors (the “Board”) with regard to this material transaction. It is important to note that the resolution for which we would seek stockholder approval at the special meeting, if it is called, is non-binding in nature and that neither the calling of the special meeting, itself, nor the approval of the non-binding proposal by stockholders at the special meeting, would prohibit the Company from proceeding to complete the proposed spin-off. Nevertheless, we believe the special meeting is critical for providing an opportunity for stockholders to express their views on this material transaction before it is too late.

We have publicly expressed our serious concerns with the Company’s proposed spin-off and do not believe that it is in the best interests of the Company’s stockholders. Specifically, we believe the proposed spin-off will not close the Company’s substantial discount to net asset value (NAV) based on the trading of Proxy Apartment Peers (as defined below) with similar debt and apartment ownership. As currently structured, stockholders will receive a taxable dividend of approximately 90% of the Company’s coveted apartments in connection with the proposed spin-off. We believe it is highly unlikely that both AIV and AIR combined will trade anywhere close to AIV’s stated NAV of $58 per share.1

Given the extraordinary appetite by private institutional investors for high-quality apartments, we question whether the Board and management undertook a comprehensive review of all strategic alternatives to maximize stockholder value. We believe that completing a spin-off without fully and objectively evaluating all opportunities for the Company’s real estate could result in material stockholder value destruction.

Further, the Board’s and management’s troubling track record causes us to seriously question whether the proposed transaction was devised with the best interests of stockholders in mind. Historically, the Company has been a significant underperformer relative to its Proxy Apartment Peers.

1 Based on the Company’s estimated valuation of AIV and AIR combined post-spin as disclosed in AIV’s press release, dated September 22, 2020, which discloses approximately $52 per share as representing the high-end of its estimated valuation based on the conditions disclosed therein.

2

Source: Bloomberg

Note: Since IPO data is from July 22, 1994. All data is through September 21, 2020. Proxy Apartment Peers defined as AvalonBay Communities, Inc. (AVB), Camden Property Trust (CPT), Essex Property Trust (ESS), Equity Residential (EQR), Mid-America Apartment Communities, Inc. (MAA), and UDR, Inc. (UDR) as disclosed in the Company’s Proxy Statement filed with the SEC on March 11, 2020.

AIV has persistently traded at a substantial discount to its own NAV estimate as well as sell-side estimates of NAV. In fact, over the prior five years, AIV has never traded at or above estimated NAV while Proxy Apartment Peers have routinely traded in-line with, or at premiums to, their real estate value.

Given management’s and the Board’s track record of poor performance, together with our concerns regarding the proposed spin-off, we believe it is critical for stockholders in this case to have the right to review and approve such a material transaction that takes place prior to the 2021 Annual Meeting, at which time stockholders will have an opportunity to elect directors whom they believe represent their best interests. While we understand that neither (i) the calling of the special meeting nor (ii) the approval of the non-binding resolution by stockholders at the special meeting would prohibit the Board from proceeding with the proposed spin-off, we nevertheless believe stockholders deserve to have their voices heard on this very important issue.

Aimco typically holds its annual meeting of stockholders in late April. Since the Company currently intends to complete the proposed spin-off prior to holding the 2021 Annual Meeting, at which time the Company’s directors will be up for election, stockholders will not have an opportunity to have their voices heard on this material transaction, as a referendum or otherwise. Land & Buildings strongly believes it is imperative for the Board to have a clear picture of stockholders’ views regarding the proposed spin-off and that stockholders deserve to have a forum for expressing their views on this material transaction. If a majority of the Company’s stockholders are indeed against the proposed spin-off, we believe it would be incumbent upon the Board to immediately delay any pending spin-off and conduct a full evaluation of all value-creation opportunities for the Company.

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Accordingly, we are hereby asking you to help us request that Aimco call a special meeting of stockholders for the following purposes:

i.	to approve a non-binding resolution urging the Board to put any proposed separation or spin-off involving the Company to a vote of the Company’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation or spin-off involving the Company unless approved by a vote of a majority of the Company’s stockholders; and

ii.	to transact such other business as may properly come before the special meeting (items (i) and (ii) are collectively referred to as the “Proposals”).

This Solicitation Statement and the accompanying GOLD request card are being furnished to holders of Common Stock.

At this time, Land & Buildings is only soliciting your written request to call the special meeting. Land & Buildings is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Land & Buildings will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Pursuant to the Company’s Amended and Restated By-laws (the “Bylaws”), a special meeting of stockholders shall be called by the Secretary on the written request of stockholders entitled to cast at least twenty-five percent (25%) of all the votes entitled to be cast at the meeting. Holders of record of shares of the Common Stock are entitled to vote at any meeting of the stockholders. Each share of Common Stock entitles the holder to one vote. According to the Company’s Quarterly Report filed on Form 10-Q with the SEC on August 4, 2020, as of July 31, 2020, there were 148,865,047 shares of Common Stock outstanding.

As of the date hereof, L&B Capital is the direct beneficial owner of 450,806 shares of Common Stock, 969 shares of which are held in record name. As of the date hereof, Land & Buildings beneficially owns in the aggregate 2,154,984 shares of Common Stock, representing approximately 1.4% of the Company’s outstanding shares of Common Stock.

According to the Maryland General Corporation Law (the “MGCL”), a corporation’s board of directors has the sole power to fix the record date for determining stockholders entitled to request a special meeting of the stockholders and the record date for determining stockholders entitled to notice of and to vote at the special meeting. According to the Bylaws, the Board may, and shall have the sole power to, set a record date for the purpose of making a determination with respect to stockholders, including which stockholders are entitled to request a special meeting of stockholders. The record date may not be prior to the close of business on the day the record date is fixed nor more than 90 days before the date on which the action requiring the determination will be taken and in the case of a meeting of stockholders, the record date shall be at least ten days before the date of the meeting. The Company has set the close of business on November 4, 2020 as the record date for determining stockholders entitled to submit a written request that the Company call a special meeting (the “Record Date”). The number of shares of Common Stock outstanding as of the Record Date is not yet publicly available. Once the Company publicly discloses this information, Land & Buildings intends to supplement this Solicitation Statement with such information and file revised definitive materials with the Securities and Exchange Commission.

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This Solicitation Statement and the accompanying GOLD request card are being furnished to stockholders on or about [ ], 2020. Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to Land & Buildings’ solicitation agent, Innisfree, as set forth below. Land & Buildings intends to set [ ], 2020 as the goal for submission of such written requests. Land & Buildings retains the right to change the planned date of submission if it does not receive the requite number of written requests by such date.

AT THIS TIME, Land & Buildings IS ONLY SEEKING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING. IN THE EVENT THE SPECIAL MEETING IS CALLED, YOU WILL THEN BE ASKED TO VOTE ON THE PROPOSALS.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. LAND & BUILDINGS IS ONLY SOLICITING YOUR WRITTEN CONSENT TO CALL THE SPECIAL MEETING. AFTER THE SPECIAL MEETING HAS BEEN CALLED, LAND & BUILDINGS WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS. YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. LAND & BUILDINGS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD REQUEST CARD TO CALL A SPECIAL MEETING AS PROMPTLY AS POSSIBLE.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED WRITTEN NOTICE OF REVOCATION OR A LATER DATED GOLD REQUEST CARD TO LAND & BUILDINGS, IN CARE OF INNISFREE, WHICH IS ASSISTING US IN THIS SOLICITATION, AT ITS ADDRESS LISTED ON THE FOLLOWING PAGE, OR TO THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED GOLD REQUEST CARD TO INNISFREE IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED GOLD REQUEST CARD OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. LAND & BUILDINGS URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO LAND & BUILDINGS IN CARE OF INNISFREE, AT THE ADDRESS BELOW, SO THAT LAND & BUILDINGS WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

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If you have any questions, require assistance in voting your GOLD request card,

or need additional copies of Land & Buildings’ proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 717-3929

Banks and Brokers may call collect: (212) 750-5833

WHILE CALLING THE SPECIAL MEETING AND APPROVING THE PROPOSALS CANNOT ENSURE THE PROPOSALS WILL BE ADOPTED, WE BELIEVE AIMCO STOCKHOLDERS DESERVE TO HAVE A FORUM FOR EXPRESSING THEIR VIEWS ON THE PROPOSED SPIN-OFF.

LAND & BUILDINGS IS THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING TO DISCUSS THIS EXTREMELY IMPORTANT ISSUE BEFORE IT IS FORCED THROUGH WITHOUT STOCKHOLDER SUPPORT. ONLY AFTER THE SPECIAL MEETING IS CALLED, WILL STOCKHOLDERS BE ASKED TO VOTE ON THE PROPOSED SPIN-OFF RESOLUTION. IF STOCKOLDERS APPROVE THE NON-BINDING RESOLUTION AT THE SPECIAL MEETING, WE BELIEVE IT WOULD SEND A STRONG MESSAGE TO THE BOARD AND WE WOULD HOPE THE COMPANY WOULD DELAY ANY PENDING SEPARATION OR SPIN-OFF INVOLVING THE COMPANY. SHOULD THE BOARD REFUSE TO IMPLEMENT THE NON-BIDING RESOLUTION IF APPROVED BY STOCKHOLDERS AT THE SPECIAL MEETING, WE ARE PREPARED TO TAKE ALL STEPS NECESSARY TO HOLD THE BOARD ACCOUNTABLE FOR ITS ACTIONS.

WE HOPE THIS WILL PROVE UNNECESSARY. WE REMAIN HOPEFUL THAT THE BOARD WILL TAKE A STEP BACK, LISTEN TO THE STOCKHOLDERS, AND ULTIMATELY DO WHAT IS RIGHT.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. WE ARE ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.

AFTER SPECIAL MEETING REQUESTS FROM SHARES OF COMMON STOCK REPRESENTING AT LEAST TWENTY-FIVE PERCENT (25%) OF THE OUTSTANDING SHARES HAVE BEEN DELIVERED TO AND PROPERLY RECEIVED BY THE COMPANY, WE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS ONCE THE SPECIAL MEETING RECORD DATE AND MEETING DATE ARE SET.

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We are seeking your support to request that the Company call a special meeting of stockholders, in accordance with the applicable provisions of the Bylaws and the MGCL. If we are successful in our solicitation of written requests, and the special meeting of stockholders is called and held, Land & Buildings expects to present, at the special meeting, a proposal to approve a non-binding resolution urging the Board to put any proposed separation or spin-off involving the Company to a vote of the Company’s stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation or spin-off involving the Company unless approved by a vote of a majority of the Company’s stockholders.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF SOLICITATION MATERIALS FOR THE SOLICITATION OF WRITTEN REQUESTS TO CALL A SPECIAL MEETING OF STOCKHOLDERS.

In addition to delivering printed versions of the Solicitation Statement and the GOLD special meeting request card to all stockholders by mail, the Solicitation Statement is also available on the Internet. You have the ability to access and print the Solicitation Statement at [—].

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BACKGROUND AND PAST CONTACTS

The following is a chronology of events leading up to this proxy solicitation:

•	On September 14, 2020, the Company announced its plan to separate its business into two, separate and distinct, publicly traded companies, AIR and Aimco, through a taxable reverse spin-off
•	On September 15, 2020, Jonathan Litt and Corey Lorinsky spoke with the Company’s management team, including Chairman and CEO Terry Considine. Land & Buildings expressed its concern with the proposed restructuring and stated its belief that the transaction was not the best way to maximize value for all shareholders.
•	On September 22, 2020, Land & Buildings issued a press release and delivered a letter to the Board expressing its concerns with the proposed spin-off, which Land & Buildings believes could destroy substantial stockholder value. In the letter, Land & Buildings calls on the Board to put the proposed spin-off to a stockholder vote so that stockholders have the opportunity to have their voices heard on such a material transaction, which is expected to close prior to the 2021 Annual Meeting. Land & Buildings also calls on the Board to explain to stockholders whether it truly explored all available strategies to maximize value, including a sale of the Company. Land & Buildings further states in the letter that it will file proxy materials seeking to call a special meeting of stockholders if the Company does not voluntarily put thes proposed spin-off to a stockholder vote. Also on September 22, 2020, Land & Buildings
•	On September 24, 2020, Land & Buildings delivered a letter to Michael Stein, Chairman of the Company’s Audit Committee, requesting certain tax-related information regarding the proposed spin-off.
•	On September 25, 2020, the Company responded to Land & Buildings’ September 22nd and September 24th letters and did not indicate that Aimco would voluntarily call a special meeting to vote on the proposed spin-off.
•	On September 29, 2020, Land & Buildings filed its preliminary solicitation statement with the SEC seeking to call a special meeting of stockholders.
•	On September 29, 2020, the Company delivered a letter to Land & Buildings stating that the Board intends to meet in due course to set the Record Date for determining stockholders entitled to submit a written request that the Company call a special meeting.
•	On October 6, 2020, the Company delivered a letter to Land & Buildings stating that the Board set November 4, 2020 as the Record Date.
•	On October 7, 2020, Land & Buildings filed this revised preliminary solicitation statement with the SEC seeking to call a special meeting of stockholders.
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THE SPECIAL MEETING

Stockholders deserve a forum to discuss the proposed spin-off. At this time, Land & Buildings is only soliciting your request to call the special meeting. Land & Buildings is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Land & Buildings will send you proxy materials relating to the Proposals to be voted upon at the special meeting. While we understand that the Proposals, if approved, will not prohibit the Company from proceeding with the proposed spin-off, we believe stockholders deserve to have their voices heard on this very important issue and that it is imperative for the Board to have a clear picture of the level of support among its stockholder base for the proposed transaction.

Land & Buildings is soliciting written requests to have the Company call a special meeting of stockholders pursuant to the Bylaws and the MGCL. Land & Buildings is furnishing this Solicitation Statement and the GOLD request card to enable you and the Company’s other stockholders to support us in requesting the special meeting be called and held. For the special meeting to be properly requested in accordance with the Bylaws, written requests in favor of calling the special meeting must be executed by the holders of not less than twenty-five percent (25%) of all outstanding shares of the Common Stock of the Company. Land & Buildings intends to set [_______], 2020 as the goal for submission of such written requests. Land & Buildings retains the right the change the planned date of submission if it does not receive the requite number of written consents by such date.

According to the Company’s Quarterly Report filed on the Form 10-Q with the SEC on August 4, 2020, as of July 31, 2020, there were 148,865,047 shares of Common Stock outstanding. Based on such number, and the fact that Land & Buildings already owns in the aggregate 2,154,984 shares of Common Stock, additional written requests to call a special meeting from holders of an aggregate of at least 35,061,278 shares of Common Stock will be required to request the Company to call the special meeting. Please complete, sign, date and return the enclosed GOLD request card in the postage-paid envelope as promptly as possible. The failure to vote using the GOLD request card will have the same effect as opposing the calling of the special meeting.

If Land & Buildings is successful in its solicitation of written requests, the Company will be required under the Bylaws and MGCL to call and hold the special meeting. Upon receipt of the requisite number of written requests from stockholders in favor of calling the special meeting, Land & Buildings anticipates delivering such written requests to the Company promptly, together with written notice of the business proposed to be brought before the special meeting.

Pursuant to the MGCL, a corporation’s board of directors has the sole power to fix the record date for determining stockholders entitled to request a special meeting of the stockholders and the record date for determining stockholders entitled to notice of and to vote at the special meeting. According to the MGCL and the Bylaws, the Board may, and shall have the sole power to, set a record date for the purpose of making a determination with respect to stockholders, including which stockholders are entitled to request a special meeting of stockholders. The record date may not be prior to the close of business on the day the record date is fixed nor more than ninety (90) days before the date on which the action requiring the determination will be taken and in the case of a meeting of stockholders, the record date shall be at least ten (10) days before the date of the meeting. If a record date is not set, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders is the later of the close of business on the day on which notice of the meeting is mailed or the thirtieth (30th) day before the meeting.

The Company has set the close of business on November 4, 2020 as the Record Date for determining stockholders entitled to submit a written request that the Company call a special meeting. The number of shares of Common Stock outstanding as of the Record Date is not yet publicly available. Once the Company publicly discloses this information, Land & Buildings intends to supplement this Solicitation Statement with such information and file revised definitive materials with the Securities and Exchange Commission.

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After the special meeting is called, Land & Buildings intends to solicit proxies from stockholders in support of the Proposals by sending you a notice of the special meeting, a proxy statement and a proxy card for use in connection with the special meeting. At the special meeting, stockholders will be asked to vote to approve the Proposals.

Land & Buildings expects to request, in any future proxy solicitation relating to the special meeting, authority to (i) initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) oppose and vote against any proposal to recess or adjourn the special meeting. Land & Buildings does not currently anticipate additional proposals on any substantive matters. Nevertheless, Land & Buildings reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. Land & Buildings is not aware of any other proposals to be brought before the special meeting. However, should other proposals be brought before the special meeting, Land & Buildings will vote its proxies on such matters in its discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

WRITTEN REQUEST PROCEDURES

Land & Buildings is only soliciting your written requests to call the special meeting. In the event the special meeting is called, Land & Buildings will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Pursuant to this Solicitation Statement, Land & Buildings is soliciting written requests from holders of outstanding shares of Common Stock to call the special meeting. By executing a request, a stockholder is requesting the Company to call the special meeting and designating specified persons as the stockholder’s agents and is authorizing the designated agents to (i) request that the Company call the special meeting and hold the special meeting as soon as possible, and (ii) exercise all rights of the holders of shares of Common Stock incidental to calling the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the special meeting be held. Please note that written requests to call the special meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special meeting. To vote on the matters to be brought before the special meeting, you must vote by proxy or in person at the special meeting.

You may revoke your written request to have the Company call a special meeting at any time before the delivery of requests from holders of shares of Common Stock representing in the aggregate, including shares held in the aggregate by Land & Buildings, the requisite twenty-five percent (25%) threshold by delivering a written revocation to Land & Buildings in care of Innisfree at the address set forth on page 5 of this Solicitation Statement. Such a revocation must clearly state that your written request to call a special meeting is no longer effective. Any revocation of a written request to call a special meeting will not affect any action taken by the designated agent(s) pursuant to the written request prior to such revocation. Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, Land & Buildings requests that either the original or photostatic copies of all revocations be mailed or faxed to Land & Buildings, in care of Innisfree, so that Land & Buildings will be aware of all revocations and can more accurately determine if and when enough requests have been received from stockholders to call a special meeting. While we urge you not to sign any revocation of a request card that may be sent to you by the Company, if you have done so or do so, you may revoke that revocation of your written request by delivering a later dated GOLD request card to Land & Buildings, in care of Innisfree, at its address listed herein, or to the principal executive offices of the Company. If so properly delivered, a later dated GOLD request card will constitute an effective revocation of any earlier-dated written revocation.

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Upon receipt of the requisite number of written requests from stockholders in favor of calling a special meeting, Land & Buildings anticipates delivering such written requests to the Company promptly. Only after the special meeting is called will stockholders be asked to vote on the Proposals.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions. Accordingly, please follow the instructions set forth in the enclosed GOLD request card or contact the person responsible for your account and give instructions for a GOLD request card representing your shares to be signed. Land & Buildings urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Land & Buildings, in care of Innisfree, at the address set forth on page 5 of this Solicitation Statement so that Land & Buildings will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special meeting will be borne by Land & Buildings. In addition to the use of the mails, requests may be solicited by Land & Buildings by facsimile, telephone, Internet, in person and by advertisements. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and Land & Buildings will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Land & Buildings has retained Innisfree, a proxy solicitation firm, to assist in the solicitation of requests and the proxy solicitation in connection with the special meeting for a fee not to exceed $[________] plus reimbursement of reasonable out-of-pocket expenses. Innisfree will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. That firm will utilize approximately [___] persons in its solicitation efforts.

Land & Buildings estimates that its total expenditures relating to the solicitation of requests to call a special meeting and the solicitation of proxies for approval of the Proposals at the special meeting will be approximately $[_________]. Total cash expenditures to date relating to these solicitations have been approximately $[_________].

If Land & Buildings is successful in its solicitation of requests to call a special meeting and in its solicitation of proxies approving the Proposals at the special meeting, it intends to seek reimbursement from the Company for the actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals at the special meeting. Following the special meeting, Land & Buildings will request that the Board approve a reimbursement of such expenses. Land & Buildings does not currently intend to submit such matter to a vote of the Company’s stockholders.

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CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The participants in the proxy solicitation are anticipated to be L&B Capital, a Delaware limited partnership, L & B Real Estate Opportunity Fund, LP, a Delaware limited partnership (“L&B Real Estate”), Land & Buildings GP LP, a Delaware limited partnership (“L&B GP”), L&B Opportunity Fund, LLC, a Delaware limited liability company (“L&B Opportunity”), Land & Buildings Investment Management, LLC, a Delaware limited liability company (“L&B Management”), Jonathan Litt and Corey Lorinsky, each citizen of the United States of America.

As of the date hereof, L&B Capital directly owns 450,806 shares of Common Stock. As of the date hereof, L&B Real Estate directly owns 484,581 shares of Common Stock. As of the date hereof, L&B Opportunity directly owns 54,912 shares of Common Stock. As of the date hereof, 1,164,675 shares of Common Stock were held in a certain account managed by L&B Management (the “Managed Account”). As of the date hereof, L&B GP, as the general partner of each of L&B Capital and L&B Real Estate, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital and (ii) 484,581 shares of Common Stock owned by L&B Real Estate. As of the date hereof, L&B Management, as the investment manager of each of L&B Capital, L&B Real Estate and L&B Opportunity, and as the investment advisor of the Managed Account, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital, (ii) 484,581 shares of Common Stock owned by L&B Real Estate, (iii) 54,912 shares of Common Stock owned by L&B Opportunity, and (iv) 1,164,675 shares of Common Stock held in the Managed Account. As of the date hereof, Mr. Litt, as the managing principal of L&B Management, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital, (ii) 484,581 shares of Common Stock owned by L&B Real Estate, (iii) 54,912 shares of Common Stock owned by L&B Opportunity, and (iv) 1,164,675 shares of Common Stock held in the Managed Account. As of the date hereof, Mr. Lorinsky directly owns 10 shares of Common Stock. Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), no participant in this solicitation or any of his or its associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the special meeting.

Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I. The shares of Common Stock purchased by each of L&B Capital, L&B Real Estate L&B Opportunity, and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted on Schedule I. The shares of Common Stock purchased by Mr. Lorinsky were purchased with personal funds in the open market.

The principal business of each of L&B Capital, L&B Real Estate, and L&B Opportunity is serving as a private investment fund. The principal business of L&B GP, a Delaware limited partnership, is serving as the general partner of each of L&B Capital and L&B Real Estate. The principal business of L&B Management is serving as the investment manager of each of L&B Capital, L&B Real Estate and L&B Opportunity and as the investment advisor of the Managed Account. Mr. Litt serves as the managing principal of L&B Management. Mr. Lorinsky serves as principal and portfolio manager of L&B Management.

12

The address of the principal office of each of the participants is 1 Landmark Square, 11th Floor, Stamford, Connecticut 06901.

Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), (ii) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the special meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS

The principal executive offices of the Company are located at 4582 South Ulster Street, Suite 1700, Denver, Colorado 80237. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Land & Buildings does not have any knowledge that would indicate that any statement contained herein that is based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

13

STOCKHOLDER PROPOSALS

According to the Company’s 2020 definitive proxy statement, stockholder proposals intended to be included in the Company’s proxy statement and form of proxy for the 2021 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company, marked to the attention of the Corporate Secretary, at 4582 South Ulster Street, Suite 1700, Denver, Colorado 80237, no later than November 13, 2020, and must otherwise be in compliance with the requirements of the SEC’s proxy rules. In addition, nominations for directors pursuant to “proxy access” provided for in the Bylaws must adhere to the terms of the Bylaws and will be considered untimely if received by the Company before October 14, 2020, or after November 13, 2020.

According to the Company’s 2020 definitive proxy statement, any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2021Annual Meeting, but not intended to be considered for inclusion in the Company’s proxy statement and form of proxy related to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act or the “proxy access” provisions of the Bylaws), must be received by the Company at the address stated above between December 29, 2020 and January 28, 2021 to be considered timely. However, if the 2021 Annual Meeting occurs more than 30 days before or 60 days after April 28, 2021, the Company must receive nominations or proposals (A) not earlier than the 90th day prior to the 2021 Annual Meeting and (B) not later than (i) the close of business on the 60th day prior to the 2021 Annual Meeting or (ii) the tenth day following the day on which public announcement of the date of the 2021 Annual Meeting is first made.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s 2021 Annual Meeting is based on information contained in the Company’s 2020 definitive proxy statement and the Bylaws. The incorporation of this information in this Solicitation Statement should not be construed as an admission by Land & Buildings that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW COMMON STOCK YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED GOLD REQUEST CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE.

IF YOUR COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED GOLD REQUEST CARD OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR COMMON STOCK.

14

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions, require assistance in voting your GOLD request card,

or need additional copies of Land & Buildings’ proxy materials,

please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 717-3929

Banks and Brokers may call collect: (212) 750-5833

IT IS IMPORTANT THAT YOU COMPLETE, SIGN AND DATE THE ENCLOSED GOLD REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.

LAND & BUILDINGS CAPITAL GROWTH FUND, LP
[ ], 2020

15

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO (2) YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

land & buildings capital growth fund, lp

Short Sale of Common Stock	(37,261)	04/02/2020
Short Sale of Common Stock	(29,339)	04/03/2020
Purchase of Common Stock*	66,600	04/06/2020
Purchase of Common Stock	47,049	04/17/2020
Purchase of Common Stock	36,251	04/20/2020
Sale of Common Stock	(10,400)	04/21/2020
Sale of Common Stock	(5,441)	05/05/2020
Sale of Common Stock	(43,500)	05/26/2020
Purchase of Common Stock	27,300	06/09/2020
Purchase of Common Stock	50,200	06/12/2020
Sale of Common Stock	(21,100)	06/30/2020
Sale of Common Stock	(20,600)	07/01/2020
Purchase of Common Stock	780	09/01/2020
Purchase of Common Stock	24,150	09/14/2020
Purchase of Common Stock	69,100	09/15/2020
Purchase of Common Stock	51,048	09/16/2020
Purchase of Common Stock	30,600	09/17/2020
Purchase of Common Stock	47,800	09/18/2020
Purchase of Common Stock	141,900	09/18/2020
Short Sale of Common Stock	(141,900)	09/18/2020
Purchase of Common Stock	24,700	10/01/2020

L & B REAL ESTATE OPPORTUNITY FUND, LP

Purchase of Common Stock	65,237	04/17/2020
Purchase of Common Stock	50,263	04/20/2020
Sale of Common Stock	(14,400)	04/21/2020
Sale of Common Stock	(7,553)	05/05/2020
Sale of Common Stock	(53,500)	05/26/2020
Purchase of Common Stock	35,600	06/09/2020
Purchase of Common Stock	12,600	06/12/2020
Sale of Common Stock	(18,400)	06/30/2020
Sale of Common Stock	(17,900)	07/01/2020
Sale of Common Stock	(23,100)	08/19/2020
Purchase of Common Stock	24,800	09/14/2020
Purchase of Common Stock	43,434	09/16/2020
Purchase of Common Stock	145,000	09/17/2020
Purchase of Common Stock	61,100	09/18/2020
Purchase of Common Stock	181,400	09/18/2020
Short Sale of Common Stock	(181,400)	09/18/2020

I-1

L&B OPPORTUNITY FUND, LLC

Purchase of Common Stock	209	04/17/2020
Purchase of Common Stock	161	04/20/2020
Sale of Common Stock	(50)	04/21/2020
Purchase of Common Stock	2,840	05/01/2020
Purchase of Common Stock	90	05/04/2020
Sale of Common Stock	(242)	05/05/2020
Sale of Common Stock	(1,720)	05/26/2020
Purchase of Common Stock	510	05/29/2020
Purchase of Common Stock	500	06/01/2020
Purchase of Common Stock	2,040	06/09/2020
Purchase of Common Stock	720	06/12/2020
Sale of Common Stock	(1,050)	06/30/2020
Sale of Common Stock	(1,030)	07/01/2020
Sale of Common Stock	(1,320)	08/19/2020
Purchase of Common Stock	1,610	08/31/2020
Purchase of Common Stock	2,810	09/14/2020
Purchase of Common Stock	4,924	09/16/2020
Purchase of Common Stock	16,430	09/17/2020
Short Sale of Common Stock	(20,560)	09/18/2020
Purchase of Common Stock	20,560	09/18/2020
Purchase of Common Stock	6,920	09/18/2020

land & buildings investment management, llc

(Through the Managed Account)

Short Sale of Common Stock	(108,539)	04/02/2020
Short Sale of Common Stock	(85,461)	04/03/2020
Purchase of Common Stock*	194,000	04/06/2020
Purchase of Common Stock	115,054	04/17/2020
Purchase of Common Stock	88,646	04/20/2020
Sale of Common Stock	(25,500)	04/21/2020
Sale of Common Stock	(12,874)	05/05/2020
Sale of Common Stock	(110,200)	05/26/2020
Purchase of Common Stock	6,480	06/01/2020
Purchase of Common Stock	70,000	06/09/2020
Purchase of Common Stock	128,800	06/12/2020
Sale of Common Stock	(54,300)	06/30/2020
Purchase of Common Stock	3,480	07/01/2020
Sale of Common Stock	(52,800)	07/01/2020
Purchase of Common Stock	62,500	09/14/2020
Purchase of Common Stock	179,000	09/15/2020
Purchase of Common Stock	132,189	09/16/2020
Purchase of Common Stock	79,300	09/17/2020
Purchase of Common Stock	123,700	09/18/2020
Short Sale of Common Stock	(367,400)	09/18/2020
Purchase of Common Stock	367,400	09/18/2020
Purchase of Common Stock	63,800	10/01/2020

COREY LORINSKY

Purchase of Common Stock	10	09/23/2020

* Represents a purchase to cover a short position

I-2

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on March 11, 2020

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information available to the Company, as of February 21, 2020, with respect to the Company’s equity securities beneficially owned by (i) each director, the chief executive officer, the chief financial officer and the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year, and (ii) all directors and executive officers as a group. The table also sets forth certain information available to the Company, as of February 21, 2020, with respect to shares of Common Stock held by each person known to the Company to be the beneficial owner of more than 5% of such shares. This table reflects options that are exercisable within 60 days. Unless otherwise indicated, each person has sole voting and investment power with respect to the securities beneficially owned by that person. The business address of each of the following directors, director nominees, and executive officers is 4582 South Ulster Street, Suite 1700, Denver, Colorado 80237, unless otherwise specified. None of the securities reflected in this table held by the directors, director nominee, or executive officers are the subject of any hedging or pledging transaction.

II-1

Name and Address of Beneficial Owner	Number of shares of Common Stock (1)		Percentage of Common Stock Outstanding (2)	Number of Partnership Units (3)		Percentage Ownership of the Company (4)
Directors, Director Nominees, and Executive Officers:
Terry Considine	1,068,485	(5)	0.71%	2,472,312	(6)	2.24%
Paul L. Beldin	128,314	(7)	*	—		*
Lisa R. Cohn	170,269		*	—		*
Keith M. Kimmel	103,640	(8)	*	—		*
John E. Bezzant	98,126	(9)	*	—		*
Thomas L. Keltner	44,249		*	—		*
J. Landis Martin	61,317	(10)	*	34,646	(11)	*
Robert A. Miller	84,342		*	—		*
Devin I. Murphy	—		*	—		*
Kathleen M. Nelson	48,129	(12)	*	—		*
John D. Rayis	—		*	—		*
Ann Sperling	9,019		*	—		*
Michael A. Stein	47,622		*	—		*
Nina A. Tran	16,056		*	—		*
All directors, director nominees, and executive officers as a group (18 persons)	2,154,283	(13)	1.44%	2,516,969		2.96%
5% or Greater Holders:
The Vanguard Group, Inc.	24,394,914	(14)	16.38%	—		15.53%
100 Vanguard Blvd.
Malvern, Pennsylvania 19355
BlackRock Inc.	12,539,197	(15)	8.42%	—		7.98%
55 East 52nd Street
New York, New York 10055
Cohen & Steers, Inc.	11,538,241	(16)	7.75%	—		7.34%
280 Park Avenue 10th Floor
New York, New York 10017
State Street Corporation	8,610,439	(17)	5.78%	—		5.48%
One Lincoln Street
Boston, Massachusetts 02111
FMR LLC	8,600,643	(18)	5.77%	—		5.47%
245 Summer Street
Boston, Massachusetts 02110

II-2

_______________

*	Less than 0.5%
(1)	Excludes shares of Common Stock issuable upon redemption of common OP Units or equivalents.
(2)	Represents the number of shares of Common Stock beneficially owned by each person divided by the total number of shares of Common Stock outstanding. Any shares of Common Stock that may be acquired by a person within 60 days upon the exercise of options, warrants, rights or conversion privileges or pursuant to the power to revoke, or the automatic termination of, a trust, discretionary account or similar arrangement are deemed to be beneficially owned by that person and are deemed outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by that person, but not any other person.
(3)	Through wholly-owned subsidiaries, the Company acts as general partner of AIMCO Properties, L.P., the operating partnership in the Company’s structure. As of February 21, 2020, the Company held approximately 93.4% of the common partnership interests in AIMCO Properties, L.P. Interests in AIMCO Properties, L.P. that are held by limited partners other than the Company are referred to as “OP Units.” Generally, after a holding period of 12 months, common OP Units may be tendered for redemption and, upon tender, may be acquired by the Company for shares of Common Stock at an exchange ratio of one share of Common Stock for each common OP Unit (subject to adjustment). If the Company acquired all common OP Units for Common Stock (without regard to the ownership limit set forth in the Company’s Articles of Restatement), these shares of Common Stock would constitute approximately 6.6% of the then outstanding shares of Common Stock. OP Units are subject to certain restrictions on transfer.
(4)	Represents the number of shares of Common Stock beneficially owned, divided by the total number of shares of Common Stock outstanding, assuming, in both cases, that all 10,511,892 OP Units outstanding as of February 21, 2020, are redeemed in exchange for shares of Common Stock (notwithstanding any holding period requirements, and the Company’s ownership limit). See note (3) above. Excludes partnership preferred units issued by AIMCO Properties, L.P. and the Company preferred securities.
(5)	Includes the following shares of which Mr. Considine disclaims beneficial ownership: 33,998 shares held by Mr. Considine’s spouse; and 166,660 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power. Also includes 686,948 shares subject to options that are exercisable within 60 days.
(6)	Includes 543,207 OP Units and equivalents held by Mr. Considine. Includes 179,735 OP Units held by an entity in which Mr. Considine has sole voting and investment power, 1,591,672 OP Units and equivalents held by Titahotwo Limited Partnership RLLLP, a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest, and 157,698 OP Units held by Mr. Considine’s spouse, for which Mr. Considine disclaims beneficial ownership.
(7)	Includes 17,425 shares subject to options that are exercisable within 60 days.
(8)	Includes 14,588 shares subject to options that are exercisable within 60 days.
(9)	Includes 14,085 shares subject to options that are exercisable within 60 days.
(10)	Includes 31,662 shares held directly by Mr. Martin and 29,655 shares held by Martin Enterprises LLC, of which Mr. Martin is the sole manager. Members of Martin Enterprises LLC include Mr. Martin and trusts, of which Mr. Martin is the sole trustee, formed solely for the benefit of his children.
II-3

(11)	Includes 34,646 OP Units and equivalents, which represent less than 1% of the class outstanding.
(12)	Includes 3,000 shares subject to options that are exercisable within 60 days.
(13)	Includes 736,942 shares subject to options that are exercisable within 60 days.
(14)	Beneficial ownership information is based on information contained in an Amendment No. 17 to Schedule 13G filed with the SEC on February 11, 2020, by The Vanguard Group, Inc. According to the schedule, The Vanguard Group, Inc. has sole voting power with respect to 340,288 shares and sole dispositive power with respect to 24,055,031 of the shares and shared voting power with respect to 172,206 of the shares and shared dispositive power with respect to 339,883 of the shares.
(15)	Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 5, 2020, by BlackRock Inc. According to the schedule, BlackRock Inc. has sole voting power with respect to 11,662,589 of the shares.
(16)	Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 14, 2020, by Cohen & Steers, Inc. on behalf of itself and affiliated entities. According to the schedule, included in the securities listed above as beneficially owned by Cohen & Steers, Inc. are 6,588,989 shares over which Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. (which is held 100% by Cohen & Steers, Inc.) have sole voting power and 11,538,241 shares over which such entities have sole dispositive power.
(17)	Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 13, 2020, by State Street Corporation. According to the schedule, State Street Corporation has shared voting power with respect to 7,199,364 of the shares.
(18)	Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 7, 2020, by FMR LLC.

II-4

▼ TO CONSENT BY MAIL PLEASE DETACH CONSENT CARD HERE AND SIGN. DATE AND RETURN IN THE POSTAGE–PAID ENVELOPE PROVIDED ▼

G
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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED OCTOBER 7, 2020

WRITTEN REQUEST

OF STOCKHOLDERS OF APARTMENT INVESTMENT AND MANAGEMENT COMPANY

SOLICITED BY LAND & BUILDINGS CAPITAL GROWTH FUND, LP

TO CALL A SPECIAL MEETING OF STOCKHOLDERS OF

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Each of the undersigned hereby constitutes and appoints [ ] and [ ], with full power of substitution, the agent of the undersigned (said agent, together with each substitute appointed, if any, collectively, the "Designated Agents") in respect of all shares of the Company's Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Apartment Investment and Management Company (the "Company"), owned by each of the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

PLEASE COMPLETE, SIGN, DATE AND MAIL

▼ TO CONSENT BY MAIL PLEASE DETACH CONSENT CARD HERE AND SIGN. DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

X **PLEASE MARK REQUEST CARD AS IN THIS EXAMPLE**

	CONSENT	WITHHOLD CONSENT	ABSTAIN
1. The demand of the call of a special meeting of stockholders of the Company pursuant to Article I, Section 1.02 of the Company's Amended and Restated By-laws for the following purposes: (i) to approve a non-binding resolution urging the Board of Directors of the Company to put any proposed separation or spin-off involving the Company to a vote of the Company's stockholders at a duly called meeting of stockholders and to refrain from proceeding with any such separation or spin-off involving the Company unless approved by a vote of a majority of the Company's stockholders, and (ii) to transact such other business as may properly come before the special meeting.	☐	☐	☐
2. The exercise of any and all rights of each of the undersigned incidental to calling the special meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, **that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the special meeting or at any other stockholders meeting.**	☐	☐	☐

The undersigned hereby authorizes and designates the Designated Agents to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supersedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Land & Buildings Capital Growth Fund, LP, the Company or any designee of either.

Print Name: ________________

Signature: ________________

Signature (if held jointly): ________________

Title (only if shares are held by an entity): ________________

Dated: ________________, 2020

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.